UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                 ALTERNATIVE ASSET MANAGEMENT ACQUISITION CORP.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    02149U101
                                 (CUSIP Number)

                                DECEMBER 31, 2007
             (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|X| Rule 13d-1(b)

|_|  Rule 13d-1(c)

|_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                               Page 1 of 16 Pages

CUSIP No. 02149U101                 13G                      Page 2 of 16 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millenco LLC
     13-3532932
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,675,932
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,675,932
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,675,932
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO, BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02149U101                 13G                      Page 3 of 16 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Cognizant Holdings, Ltd.
     98-0499038
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          103,997
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            103,997
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     103,997
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02149U101                 13G                      Page 4 of 16 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Integrated Holding Group LP
     13-3631307
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          103,997
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            103,997
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     103,997
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     HC, PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02149U101                 13G                      Page 5 of 16 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium International Management LP
     13-3994985
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          103,997
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            103,997
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     103,997
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     HC, PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02149U101                 13G                      Page 6 of 16 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium International Management GP LLC
     20-5077371
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          103,997
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            103,997
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     103,997
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     HC, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02149U101                 13G                      Page 7 of 16 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium Management LLC
     13-3804139
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,779,929
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,779,929
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,779,929
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02149U101                 13G                      Page 7 of 16 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Israel A. Englander
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,779,929
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,779,929
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,779,929
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02149U101                 13G                      Page 9 of 16 Pages

Item 1.

(a)   Name of Issuer

      Alternative Asset Management Acquisition Corp., a Delaware corporation (the "Company").

(b)   Address of Issuer's Principal Executive Offices:

      590 Madison Avenue, 35th Floor
      New York, New York 10022

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        Millenco LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Cognizant Holdings, Ltd.
        c/o Millennium International Management LP
        650 Fifth Avenue
        New York, New York 10019
        Citizenship: Cayman Islands

        Integrated Holding Group LP
        c/o Millennium Management LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium International Management LP
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium International Management GP LLC
        c/o Millennium International Management LP
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium Management LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Israel A. Englander
        c/o Millennium Management LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: United States

(d)   Title of Class of Securities

      common stock, par value $0.001 per share ("Common Stock")

CUSIP No. 02149U101                 13G                      Page 10 of 16 Pages

(e)   CUSIP Number

      02149U101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  |X| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
         78o).

(b)  |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) |X| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount Beneficially Owned

      As of the date of this filing, Millenco LLC, a Delaware limited liability company ("Millenco") (formerly known as Millenco, L.P.), held 2,675,932 shares of Common Stock, of which 6,300 shares are a constituent part of the Company's units ("Units"), of which Millenco held 6,300. Each Unit consists of one share of Common Stock and one warrant ("Warrant"). Each Warrant entitles the holder to purchase one share of the Company's Common Stock at a price of $7.50. Each Warrant will become exercisable on the later of the Company's completion of a business combination and fifteen months from August 1, 2007, and will expire on five years from August 1, 2007, or earlier upon redemption. As of the date of this filing, the Company has not announced the completion of a business combination and therefore, the Warrants are currently not exercisable.

      As of the date of this filing, Cognizant Holdings, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("Cognizant Holdings") held 103,997 shares of Common

CUSIP No. 02149U101                 13G                      Page 11 of 16 Pages

Stock. In addition, Cognizant Holdings held 104,000 Warrants, which are currently not exercisable.

      Integrated Holding Group LP, a Delaware limited partnership ("Integrated Holding Group"), is the 100% shareholder of Cognizant Holdings, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings. Note: Integrated Holding Group is a non-managing member of Millenco. As a non-managing member, Integrated Holding Group has no investment or voting control over Millenco or its securities positions.

      Millennium Management LLC ("Millennium Management") is the manager of Millenco and the general partner of Integrated Holding Group and consequently may be deemed to have shared voting control and investment discretion over securities owned by Millenco or deemed to be beneficially owned by Integrated Holding Group, as the case may be.

      Millennium International Management LP, a Delaware limited partnership ("Millennium International Management") is the investment manager to Cognizant Holdings, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings.

      Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP") is the general partner of Millennium International Management, and consequently may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium International Management.

      Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management and of Millennium International Management GP, and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management or Millennium International Management GP, as the case may be.

      The foregoing should not be construed in and of itself as an admission by Millennium Management, Integrated Holding Group, Millennium International Management, Millennium International Management GP, or Mr. Englander as to beneficial ownership of the shares owned by Millenco or Cognizant Holdings, as the case may be.

(b)   Percent of Class

      Millennium Management and Mr. Englander may be deemed to beneficially own 5.4% of the Company's Common Stock (see Item 4(a) above), which percentage was calculated based on 51,750,000 shares of Common Stock outstanding as of November 14, 2007, as reported by the Company on its Form 10-Q, dated November 14, 2007.

(c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  -0-

            (ii)  Shared power to vote or to direct the vote

                  2,779,929

            (iii) Sole power to dispose or to direct the disposition of

                  -0-

CUSIP No. 02149U101                 13G                      Page 12 of 16 Pages

            (iv)  Shared power to dispose or to direct the disposition of

                  2,779,929

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      See Exhibit I.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 13, 2008, by and among Millenco LLC, Cognizant Holdings, Ltd., Integrated Holding Group LP, Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No. 02149U101                 13G                      Page 13 of 16 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 13, 2008

                  MILLENCO LLC


                  By:  /s/ Mark Meskin
                     -----------------------------------------
                     Name:  Mark Meskin
                     Title: Chief Executive Officer

                  COGNIZANT HOLDINGS, LTD.


                  By:  Catapult Capital Management LLC,
                       as investment manager

                  By:  Millennium International Management LP,
                       its managing member


                  By:  /s/ David Nolan
                     -----------------------------------------
                     Name:  David Nolan
                     Title: Co-President

                  INTEGRATED HOLDING GROUP LP


                  BY:  MILLENNIUM MANAGEMENT LLC,
                       its managing partner


                  By:  /s/ David Nolan
                     -----------------------------------------
                     Name:  David Nolan
                     Title: Co-President


                  MILLENNIUM INTERNATIONAL MANAGEMENT LP


                  By:  /s/ David Nolan
                     -----------------------------------------
                     Name:  David Nolan
                     Title: Co-President

CUSIP No. 02149U101                 13G                      Page 14 of 16 Pages


                   MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC


                   By:  /s/ David Nolan
                      -----------------------------------------
                      Name:  David Nolan
                      Title: Executive Vice President

                   MILLENNIUM MANAGEMENT LLC


                   By:  /s/ David Nolan
                      -----------------------------------------
                      Name:  David Nolan
                      Title: Co-President


                   /s/Israel A. Englander by David Nolan
                   pursuant to Power of Attorney
                   filed with SEC on June 6, 2005
                   -----------------------------------------
                   Israel A. Englander

CUSIP No. 02149U101                 13G                      Page 15 of 16 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share, of Alternative Asset Management Acquisition Corp., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 13, 2008

                  MILLENCO LLC

                  By:  /s/ Mark Meskin
                     ---------------------------------------
                     Name:  Mark Meskin
                     Title: Chief Executive Officer

                  CATAPULT PARTNERS, LTD.


                  By:  Catapult Capital Management LLC,
                       as investment manager


                  By:  Millennium International Management LP,
                       its managing member


                  By:  /s/ David Nolan
                     ---------------------------------------
                     Name:  David Nolan
                     Title: Co-President


                  INTEGRATED HOLDING GROUP LP


                  BY:  MILLENNIUM MANAGEMENT LLC,
                       its managing partner


                  By:  /s/ David Nolan
                     ---------------------------------------
                     Name:  David Nolan
                     Title: Co-President


                  MILLENNIUM INTERNATIONAL MANAGEMENT LP


                  By:  /s/ David Nolan
                     ---------------------------------------
                     Name:  David Nolan
                     Title: Co-President

CUSIP No. 02149U101                 13G                      Page 16 of 16 Pages

                  MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC


                  By:  /s/ David Nolan
                     ---------------------------------------
                     Name:  David Nolan
                     Title: Executive Vice President


                  INTEGRATED HOLDING GROUP LP


                  BY:  MILLENNIUM MANAGEMENT LLC,
                       its managing partner


                  By:  /s/ David Nolan
                     ---------------------------------------
                     Name:  David Nolan
                     Title: Co-President


                  MILLENNIUM MANAGEMENT LLC


                  By:  /s/ David Nolan
                     ---------------------------------------
                     Name:  David Nolan
                     Title: Co-President


                  /s/Israel A. Englander by David Nolan
                  pursuant to Power of Attorney
                  filed with SEC on June 6, 2005
                  ---------------------------------------
                  Israel A. Englander